Exhibit 99.1

FOR IMMEDIATE RELEASE

December 3, 2015

FIRST BUSEY AND PULASKI FINANCIAL TO MERGE

First Busey Expands Into St. Louis

Champaign, IL and St. Louis, MO — First Busey Corporation (“Busey”) (NASDAQ: BUSE), the holding company for Busey Bank, and Pulaski Financial Corp. (“Pulaski”) (NASDAQ: PULB), the holding company for Pulaski Bank, National Association (“Pulaski Bank”), are pleased to jointly announce the signing of a definitive agreement pursuant to which Busey will acquire Pulaski through a merger transaction and thereafter Pulaski Bank will be merged with and into Busey Bank.

Under the terms of the merger agreement, Pulaski shareholders will receive 0.79 shares of Busey common stock for each share of Pulaski common stock.  Based upon Busey’s closing share price of $21.82 on December 3, 2015, the implied per share purchase price is $17.24 with an aggregate transaction value of approximately $210.7 million.  The transaction is subject to customary closing conditions, including regulatory approvals and approval by Busey and Pulaski shareholders, and is presently anticipated to close in the first half of 2016.

First Busey President and Chief Executive Officer Van A. Dukeman said, “Pulaski is a highly respected banking company in the Midwest’s 4th largest MSA.  We are combining two organizations with similar values and a focus on customer service and organic growth. St. Louis’ size and density will allow our combined organization greater commercial banking and wealth management growth opportunities. In addition, FirsTech, our payment processing subsidiary, has a significant hub in St. Louis.”

Founded in 1922, and with more than $1.5 billion in assets, Pulaski Bank operates thirteen branches in metropolitan St. Louis, Missouri.  As of September 30, 2015, Pulaski Bank had $1.1 billion in deposits and $1.3 billion in loans.  In addition, Pulaski operates a sizeable mortgage banking division through twenty mortgage banking offices in the Midwest.

“Pulaski has a strong leadership team, who we look forward to working with as we seek to build on Pulaski’s 93 years of strong banking history in St. Louis,” Dukeman concluded.

Gary W. Douglass, President and Chief Executive Officer of Pulaski, said, “Like Pulaski, Busey is a true community bank.  Its associates are firmly grounded in the values that make our communities great.  Busey’s size, broad array of commercial and wealth management products, banking expertise and strong capital position—coupled with community ties and flexible and responsive local decision-making authority—offer us the ability to further capitalize on opportunities in St. Louis, while continuing to offer exceptional customer service.  Busey will build on our shared dedication to community involvement and service excellence, as well as provide us the opportunity to offer larger commercial credits, spurring even greater economic and community development activity. Pulaski’s strong and sizeable mortgage banking division will nicely complement Busey’s existing fee based business as well as providing meaningful cross sale opportunities to mortgage customers.”

Busey was advised by FIG Partners, LLC and the law firm of Barack Ferrazzano Kirschbaum & Nagelberg LLP.  Pulaski was advised by Sandler O’Neill + Partners, L.P. and the law firm of Kilpatrick Townsend & Stockton LLP.

Busey Corporate Profile

First Busey Corporation (Nasdaq: BUSE) is a $3.9 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, First Busey Corporation’s wholly-owned bank subsidiary, is also headquartered in Champaign, Illinois and has twenty-nine banking centers serving Illinois, a banking center in Indianapolis, Indiana, and six banking centers serving southwest Florida. Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida. Busey Bank had total assets of $3.8 billion as of September 30, 2015.

In addition, First Busey Corporation owns a retail payment processing subsidiary, FirsTech, Inc., through Busey Bank, which processes over 23 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states.

Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation. Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of September 30, 2015, Busey Wealth Management’s assets under care were approximately $5.1 billion.

For more information about Busey, visit www.busey.com.

Pulaski Corporate Profile

Pulaski Financial Corp., operating in its 93rd year through its subsidiary, Pulaski Bank, National Association, offers a full line of quality retail and commercial banking products through 13 full-service branch offices in the St. Louis metropolitan area. The Bank also offers mortgage loan products through loan production offices in the St. Louis, Kansas City, Chicago, and Omaha-Council Bluffs metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, and Lincoln, Nebraska. The Company’s website can be accessed at www.pulaskibank.com.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and Pulaski.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Pulaski’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Pulaski undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Pulaski to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Pulaski will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Pulaski with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason;  (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local and national economy; (ix) changes in state and federal laws, regulations and governmental policies concerning Busey’s and Pulaski’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of Busey’s and Pulaski’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Pulaski; (xvi) unexpected outcomes of existing or new litigation involving Busey or Pulaski; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Additional information concerning Busey and Pulaski and their business, including additional factors that could materially affect Busey’s and Pulaski’s financial results, are included in Busey’s and Pulaski’s filings with the SEC.

Additional Information About the Merger and Where to Find It

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Busey and Pulaski that also constitutes a prospectus of Busey, which will be sent to the stockholders of each of Pulaski and Busey. Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Pulaski and the proposed transaction. When filed, this document and other documents relating to the merger filed by Busey and Pulaski can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Pulaski’s website at www.pulaskibank.com under the tab “Our Story” and then under “Shareholder Relations” and “SEC Filings”. Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to

First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Pulaski, upon written request to Pulaski Financial Corp., Corporate Secretary, 12300 Olive Boulevard, St. Louis, Missouri 63141 or by calling 314-878-2210.

Participations in the Solicitation

Busey, Pulaski and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2015 Annual Meeting of Stockholders filed with the SEC by Busey on April 17, 2015 and the definitive proxy statement of Pulaski relating to its 2015 Annual Meeting of Stockholders filed with the SEC on December 24, 2014. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CONTACTS:
Robin Elliott, CFO	Paul Milano, CFO
First Busey Corporation	Pulaski Financial Corp.
(217) 365-4500	(314) 317-5046
robin.elliott@busey.com	pmilano@pulaskibank.com

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